SEC FILE NUMBER
000-17082
CUSIP NUMBER
67001K202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION
Novelion Therapeutics Inc.
Full Name of Registrant

Former Name if Applicable
887 Great Northern Way, Suite 250
Address of Principal Executive Office (Street and Number)
Vancouver, B.C., Canada, V5T 4T5
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Novelion Therapeutics Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. Additional time is required in order to complete the valuation, purchase price allocation, and to complete the audit of a complex transaction that closed on November 29, 2016 (the acquisition of Aegerion Pharmaceuticals, Inc. (“Aegerion”)). The Company intends to file the Form 10-K no later than March 30, 2017.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory D. Perry	(617)	500-6235
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 29, 2016, the Company completed the acquisition of Aegerion.  Aegerion’s results of operations are included with the Company’s results of operations from November 29, 2016.  As a result, the Company’s results of operations for the fiscal year ended December 31, 2016 to be included in the Form 10-K will be significantly different from its results of operations from the corresponding period in 2015.  Prior to the acquisition, the Company did not have commercial products. The acquisition of Aegerion’s products, and the inclusion of revenues and costs of sales from Aegerion from November 29, 2016 through December 31, 2016 in the Company’s results of operations, is expected to result in an increase in revenue and costs of sales from $0 in 2015 to approximately $13.6 million and $8.7 million, respectively, in 2016. In addition, operating expense is expected to be approximately $44.9 million in 2016, as compared to $23.3 million in 2015. The year-over-year increase in operating expense is primarily due to the incorporation of Aegerion’s operating expense from November 29, 2016 through December 31, 2016 in the Company’s results of operations and incremental transaction related fees incurred by the Company in connection with the acquisition of Aegerion. Non-operating expense is expected to be approximately $14.3 million in 2016, as compared to $0.4 million in 2015.  The year-over-year increase in non-operating expense is primarily due to a realized marked-to-market loss on investment for Aralez Pharmaceuticals plc shares held by the Company prior to distributions to its shareholders in April 2016 and amortization of the debt discount and interest expense on Aegerion's convertible notes.  Please refer to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 for additional details regarding the Aralez transaction and related expenses.

Novelion Therapeutics Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2017	By	/s/ Gregory D. Perry
Gregory D. Perry
Chief Financial and Administrative Officer